CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED JUNE 27, 2001

Centurion Announces El Wastani East -1 Gas Discovery In Egypt

Calgary, Alberta - Centurion Energy International Inc. (TSE: CUX) announces that El Wastani East-1(EWE-1) exploratory well is a gas and condensate discovery in the Abu Madi formation. EWE-1 is the fourth discovery on the El Manzala concession in Egypt.

The EWE-1 flowed gas and condensate during a test from a 5 meter perforated interval in the Abu Madi formation. Sand and drilling fluid were also produced indicating the well is in “clean-up” stage. The gas flow rate had increased to 2.1 MMcfd when the well was shut-in to allow release of thedrilling rig. The well will be put on long-term production test using a work-over rig and sand control equipment to determine the optimum production rates.

The Egyptian General Petroleum Corporation has approved Centurion’s request to temporarily suspend EWE-1 as a gas well until the well is placed on long-term test. The EWE-1 well is located 3 km from Centurion’s planned El Wastani field facilities which are under construction, and are anticipated to commence production by the end of the third quarter 2001. Production from EWE-1 can be tied-in to this facility.

The ECDC-2 drilling rig, which Centurion has contracted to drill up to seven wells was released from EWE-1 well on June 27, 2001 and is being moved to the second well location Gelgel-1, located in the Southern part of the El Manzala Concession. Gelgel-1 is scheduled to spud in approximately four weeks. The exploration well will target the Kafr El Sheik formation, which is the same gas bearing reservoir encountered in the Abu Monkar discovery well 7 kms to the South east of Gelgel-1 location.

Certain statements in this News Release constitute “forward lookingstatements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com